Exhibit 99.2

U.S. SILVER CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2010

DATED APRIL 29, 2011

Disclosure Regarding Forward-Looking Statements

This Management Discussion and Analysis contains forward-looking statements that include risks and uncertainties. Some factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of resources, commodities and unforeseen difficulties in operations, which would affect future revenue and costs of production. Other factors that could affect actual results are uncertainties pertaining to government regulations, both domestic as well as foreign, and the changes within the capital markets (see Risk Factors). Other risks may be detailed from time to time in U.S. Silver Corporation’s public filings, which are available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

U.S. Silver Corporation Management
Discussion and Analysis Table of
Contents

Management Discussion and Analysis	1
Overview	1
Recent Developments	1
Results of Operations	4
Summary of Quarterly Results	6
Liquidity	6
Capital Resources	7
Selected Annual Financial Information	9
Off-Balance Sheet Arrangements	10
Transactions With Related Parties	10
Proposed Transactions	11
Risk Factors	11
Critical Accounting Policies and Estimates	16
Changes in Accounting Policies	18
Financial Instruments and Other Instruments	18
Capital Structure	19
Disclosure Controls and Procedures	19
International Financial Reporting Standards	21

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “CA dollars” or “CA$” are to the Canadian dollar.  Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Management Discussion and Analysis

In this report the Management of U.S. Silver Corporation presents operating highlights for the three- month and twelve-month periods ended December 31, 2010 as well as comments on plans for the future. The financial information is presented in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), which are also used in the presentation of financial statements for the year ended December 31, 2010. This report should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and the accompanying notes (“FS2010”). The data on production is given in Imperial units which are used widely in the United States. Further information on U.S. Silver Corporation can be obtained from the website of SEDAR (www.sedar.com). This Management Discussion and Analysis has been prepared as of April 29, 2011.

The following text contains forward-looking information. Therefore, please read carefully the “Disclosure Regarding Forward-Looking Statements” on the cover page of this report.

Overview

U.S. Silver Corporation (the “Company” or “U.S. Silver”) is engaged in the production, exploration and development of silver resources in northern Idaho, United States.  The Company is listed on the TSX Venture Exchange trading under the symbol “USA” and also trades “over the counter” in the United States of America on the OTCQX market under the symbol “USSIF” and in Germany on the Frankfurt Stock Exchange “DB Frankfurt” under the symbol “QE2”.  The primary assets of U.S. Silver’s wholly- owned subsidiary, U.S. Silver-Idaho, Inc. (“USI”), are the operating Galena Mine and the adjoining, but non-operating, Coeur Mine and Caladay Project in the Coeur d’Alene Mining District of northern Idaho. These mines have a long mining history with a combined production of over 220 million ounces of silver and associated by-product metals of copper and lead over a modern production history of more than fifty years.

Recent Developments

Silver production totalled 2,275,817 ounces in 2010 which was 6.65% (151,339 ounces) lower than the 2009 production of 2,427,156 ounces during the same period. Lead production decreased 14.8% (833,167 pounds) from 6,446,856 pounds to 5,613,689 pounds and copper production decreased 11.2% (74,908 pounds) from 1,075,307 pounds to 1,000,319 pounds in the same period of 2009 and 2010, respectively. Lower production levels were the result of mining at lower head grades as consistent levels of tonnage were mined and milled (218,307 in 2009 vs. 219,082 in 2010). Production was negatively impacted by an underground accident and subsequent investigation as described below.

Cash cost per silver ounce produced increased 15.2% from $11.67 per ounce in 2009 to $13.50 per ounce in 2010.  The primary causes for the higher costs were lower levels of production as described above, increased repair and maintenance work (which had been deferred in 2009 due to cash constraints), repairs related to seismic activity, short term production delays caused by the completion of the Galena shaft rehabilitation project, impacts to  production in the third and fourth quarters following the June 2010 fatal accident involving an employee of one of the Company’s mining contractors and related impacts to production due to significantly increased MSHA inspection following the accident.   The Company continued to make investments in infrastructure in the year with capital expenditures of $8.3 million for mine development and $1.8 million for fixed assets.

As a narrow vein mine, production will display a degree of variability depending on a number of timing factors, but in the longer term Management is confident that production levels will average in excess of 2.4 million ounces per year under the current mine configuration exploiting the known resources as stated in the December 31, 2010 43-101 reserve estimate. Studies are currently underway to examine production expansion opportunities to better utilize milling capacity which, it is expected, will be funded and justified by current high silver prices and existing cash resources.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

During 2010 the Company completed 1,099 feet of raise development, 3,430 feet of track development and 2,286 feet of mechanized development drifting compared with 1,121 feet of raise development, 2,582 feet of track development and 3,149 feet of mechanized development drifting during 2009.

The Company significantly increased the underground drilling program in 2010 as compared to 2009. Exploration drilling totalled 49,434 feet, compared to 13,669 feet in 2009.   The Company plans to increase the rate of underground exploration diamond core drilling during 2011 by adding a third contract drill to the two contract drills and one in-house drill operating throughout 2010.  The additional drill will be added in April which should enable the Company to complete approximately 70,000 feet of drilling during 2011.   The 2011 drilling program is intended to define reserves, upgrade resources, and to delineate new viable silver and lead veins.

Year end reserves have once again increased in excess of production and have reached 21.9 million of ounces of proven and probable silver reserves, an increase of 304,000 ounces after replacing production of 2.3 million ounces as detailed in the reserves and resources summary tables below.  The exploration program continues to cost effectively add reserves at modest expenditure levels and the rate of reserve addition is expected to increase as the program is expanded in 2011.  The company has increased proven and probable reserves by 102% since 2005.

The workforce had five lost time accidents in 2010 and, as of April 28, 2011, completed a total of 178 days since the last lost time accident which occurred on November 1, 2010.  As noted above, on June 18, 2010, a fatal accident occurred in the Galena Mine which involved an employee of one of the Company’s contractors.  MSHA has issued a final report resulting in a single citation being issued to the Company. MSHA issued a proposed assessment of $70,000 in connection with that citation. That amount represents the maximum amount that can be assessed as a regular assessment on a citation such as the one at issue. U.S. Silver has taken the necessary steps to preserve its rights of appeal of the citation and vigorously disputes the allegations contained in it.  The Company disagrees with the findings of the report and is exercising it’s right to contest the citation.  A series of health and safety initiatives, instituted during 2009 have continued through 2011 including in-house safety audits, increased presence of safety personnel in work areas, increased safety meetings and improving U.S. Silver’s working relationships with regulatory agencies through constructive engagement.

Higher metal prices and consistent operating cost performance resulted in improvements in cash provided by operations that totalled $8.9 million for the year ended December 31, 2010 compared to $2.4 million in the same period in 2009 and working capital of $23.7 million at December 31, 2010 compared to $13.8 million at December 31, 2009.

On November 10, 2010 the Company entered into a forward sales agreement with Auramet Trading LLC for the sale of silver at a fixed price through 2011.  U.S. Silver has secured a minimum price of silver at US$27.50 per ounce on 500,000 troy ounces, representing approximately 20% of the estimated 2011 production. The 500,000 ounce program covers equal quantities of silver for each calendar month during  2011.  As security, U.S. Silver has provided an interest earning cash collateral deposit of US$3,000,000 and has been granted a margin credit facility.  This margin requirement will decrease as silver volumes are delivered throughout the 2011 year.  As of April 28, 2011 approximately 167,000 ounces of silver have been delivered. This was a risk mitigation strategy to cover costs related to the redevelopment of the Coeur mine while still providing upside on the remaining 80% of expected production.  High volatility in   the price of silver and uncertainty over the timing of future price movements during a period of mine development were important factors in this decision.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

In September 2010, the Company raised gross proceeds of CA$6.9 million through a bought deal private placement. The Company issued 26,565,000 units at a price of $0.26 per unit with each unit consisting of one common share and one-half of one common share purchase warrant, each whole warrant, 13,282,500 issued in total, exercisable at any time for one share at a price of $0.35 per share for a period of two years following closing.  The Company has the right, commencing nine months after closing, to call the outstanding warrants for expiry, upon 30 days’ notice should the shares close at or above $0.45 for 20 consecutive trading days. Prior to nine months after closing the Warrants will not be callable for exercise by the Company.  In addition, the underwriter was issued broker warrants equal to 6% of the number of units sold under the offering, or 1,593,900. Each broker warrant entitles the underwriter to purchase shares at $0.26 per share for a period of two years following closing. The Company also has the right, commencing nine months after closing, to call the outstanding broker warrants for expiry, upon 30 days’ notice should the Shares close at or above $0.45 for 20 consecutive trading days. Prior to nine months after closing the broker warrants will not be callable for exercise by the Company.  The proceeds will be used for the redevelopment of the Coeur mine as described further below.

The Company continues to plan for the re-development of the Coeur mine and has prepared initial development, mining and exploration plans. Work has been delayed while the issue of cost effective secondary escape ways is resolved, but repair and development are expected to begin during the second quarter of 2011. Additional exploration drilling to better define the resource and optimize the development program has commenced. Expected costs are $7 million and expected annual production once the mine is fully operational is expected to be 500,000 ounces of silver. The volumes can be easily accommodated within existing milling capacity.

U.S. Silver has enhanced mine management capabilities with the appointment of Steve Long as Chief Operating Officer and Mine Manager effective May 9th, 2011.  Steve’s vast experience in underground mining in various senior management roles over a 33 year career, most recently with Newmont Mining Corporation in Elko, Nevada and previously with Barrick, Echo Bay and Homestake Mining will be a most welcome addition to the management of the Company. Steve will be based in Wallace, Idaho at the Galena mine.

The consolidated financial statements as at and for the year ended December 31, 2009 have been restated for the correction of certain errors in the Corporation’s accounting for income taxes.   In 2010, the Corporation corrected an error that originated in 2009.  The error arose as a result of the recording of a future tax liability in respect of certain unrealized foreign exchange gains arising on an inter-company balance which was determined, as at April 1, 2009, to be part of the Corporation’s net investment in foreign subsidiaries such that it is unlikely that the temporary difference will reverse in the foreseeable future. The Corporation also corrected an error in its future income tax asset balance that arose as a result of certain errors in the tax basis used to determine the temporary differences associated with certain accounts.  The effect of correcting these errors on the December 31, 2009 consolidated balance sheet was an increase to the future income tax asset of $2.7 million and a corresponding increase of $2.7 million in the future income tax recovery reported in the statement of operations and comprehensive income (loss) for the year ended December 31, 2009. The corresponding impacts to the statements of shareholders’ equity and cash flows for the year ended December 31, 2009 were also corrected.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Results of Operations

Analysis of the year ended December 31, 2010 vs. the year ended December 31, 2009

The Company recorded net income of $3.6 million for the year ended 2010 compared to a net income of $6.8 million in the same period of 2009.  The decrease was primarily attributable to higher sales ($16.5 million) offset by higher cost of mining ($7.1 million), higher general and administrative expense ($0.9 million), higher exploration costs ($0.9 million), higher loss on hedged derivatives ($3.1 million), higher foreign exchange losses of ($0.8) million and higher stock based compensation ($0.3 million) and a large future income tax recovery ($4.8 million in 2009 compared to a future income tax expense of $1.6 million), each of which are described in more detail below:

●
Revenue increased by $16.5 million from $45.9 million in 2009 to $62.4 million in the same period of 2010.  The 36% increase was due to higher metal prices partly offset by the sale of 6.2% fewer silver ounces (2,275,817 ounces in 2010 compared to 2,427,156 sold in the same period of 2009).  The timing of concentrate shipments influences the period in which revenue is recorded since sales are not recognized until shipments are received, weighed and sampled by the smelter.   Revenues are recorded based on the provisional prices at the time of the initial acceptance by the customer.  Variations between the price recorded at the initial acceptance date by the customer and the final price set under the contracts covering such sales are caused by the fluctuations in the market prices for copper, lead and silver and result in an embedded derivative. The Corporation records embedded derivatives at the fair value each period until final settlement occurs, with the changes in fair value recorded to net income.  The average London Silver Spot price increased 38% to $20.19 in 2010 from $14.67 in the same period of 2009.

●
Cost of Mining increased by $7.1 million from $39.3 million in 2009 to $46.4 million in the same period of 2010.   The 18% increase was primarily due to low costs incurred in the comparative period of 2009 related to cash conservation strategies and the deferral of certain infrastructure repairs and maintenance because of cash constraints.

●	General and Administrative costs increased slightly due to increased investor relations activities that had been curtailed in the prior year and severance costs.
●
Exploration costs increased $0.9 million due to the deferral of the 2009 exploration program in order to conserve cash.  There was no such deferral of the 2010 exploration program and overall activity increased substantially in 2010.

●	Foreign Exchange Gain decreased $0.8 million due to changes in the relationship of the Canadian dollar to the US dollar.
●
Loss on Hedged Derivatives increased $3.1 million in 2010 due to the impact of short-term hedges in 2010 when the price of silver was rising significantly, particularly in the fourth quarter of the year.

●
Stock based compensation increased $0.3 million compared to the prior year due to the assumptions and pricing parameters used the Black-Scholes valuation of the options granted in the period and the number of options issued.

Analysis of Fourth Quarter 2010 vs. Fourth Quarter 2009

The Company recorded net income of $2.7 million in the fourth quarter of 2010 compared to $6.3 million in the fourth quarter of 2009.  Revenue increased to $20.9 million from $13.4 million due to higher prices received for stable levels of silver production.  The fourth quarter of 2009 benefitted from an increase in future taxes recoverable resulting in an abnormally high net income.  Cash costs per ounce increased in the quarter due to lower silver production while maintaining consistent cost levels.  Cash flow from operations increased to $1.8 million in the fourth quarter of 2010 compared to $1.2 in 2009 for the same period.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Operational Matters

Company management continues to focus on improving grade control at the Galena Mine. The long-term historical silver grades for the Galena Mine silver-copper ores were 22 ounces per ton.  These grades had declined in the several years prior to mid 2006 to below 12 ounces per ton.  Much of this was a result of excessive dilution caused by less than optimal mining practices and depletion of high quality reserves. Additionally, grade has dropped as a result of mining more tons from the larger, lower grade, higher volume stopes found on the 4600 level. The medium term goal for mill head grades is 15 ounces per ton.

The rehabilitation of the Galena Shaft was substantially complete in 2010.   A fully operational shaft significantly increases overall hoisting capacity at the mine, reduces travel time to certain areas of the mine, allows substantially more shaft maintenance time in the #3 shaft, provides access to a number of key silver-lead and silver-copper resources on upper levels of the mine and substantially helps with the ventilation of the lower working areas of the mine.  Maintenance and clean down of the shaft has been completed to the 5200 level and the focus is now on upgrading utilities and completing repairs in specific areas of the 5500 foot shaft to facilitate continued use.   The focus will soon shift to installing shaft pockets to accommodate ore hoisting from certain levels of the mine.  The shaft is being used to service the 3400 level and to move men and supplies between levels above 5200.

The Company is subject to regulation from various local, state and federal agencies. Chief among these is the federal Mine Safety and Health Administration (“MSHA”) for safety issues and the Environmental Protection Agency (“EPA”) and the Idaho Department of Environmental Quality (“IDEQ”) for environmental issues.  The Company has ongoing negotiations with both MSHA and EPA concerning citations or potential citations and associated financial penalties.  Since the end of June, the Company has seen an increased level of MSHA activities and visits at the Galena and continues to work with investigators across a variety of issues.  The Company expects to resolve such negotiations without disruption of production or material financial consequences.  In the third quarter the Board of Directors established a separate Environmental, Health and Safety (“EH&S”) Sub-committee of the Board to ensure effective oversight of EH&S issues.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Summary of Quarterly Results

Quarterly Summary

The following table sets forth trends in the Company’s quarterly results as then presented for the most recent eight quarters ending with December 31, 2010 as prepared under generally accepted accounting principles in Canada.

SUMMARY($ in millions except “per” amounts)	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 20092	Q3 20092	Q2 20092	Q1 20092
Net Sales Revenue	$20.9	$12.0	$14.5	$15.0	$13.4	$11.1	$10.3	$11.1

Silver Ounces Produced	569,997	507,368	563,291	635,161	650,841	558,071	583,453	634,791
Lead Pounds Produced	1,452,694	1,424,637	1,268,909	1,467,449	2,462,707	1,092,864	1,833,638	1,057,647
Copper Pounds Produced	276,218	224,243	250,644	249,214	254,955	268,781	250,451	301,120
Cash Cost/Ag Oz Produced1	$15.05	$13.57	$12.90	$12.59	$11.56	$13.37	$11.34	$10.59

Net Income (Loss)	$2.7	$0.2	$0.2	$0.5	$6.2	$(0.3)	$(0.5)	$1.4
Comprehensive Income (Loss)	$1.9	$0.2	$0.1	$0.5	$7.2	$(0.3)	$(1.5)	$0.8
Net Income (Loss) per Share	$0.01	$0.00	$0.00	$0.00	$0.03	$(0.00)	$(0.00)	$0.01

Cash Equivalents, Begin	$8.1	$2.3	$3.5	$2.5	$3.1	$2.1	$3.2	$2.7
Cash Flow from Operations	1.8	1.8	1.8	3.5	$0.9	$(0.4)	1.5	0.4
Cash Flow from Financing	0.5	7.0	(0.1)	(0.3)	$1.1	$2.7	(1.3)	1.8
Cash Flow from Investing	(5.3)	(2.9)	(2.8)	(2.2)	$(3.1)	$(1.6)	(1.4)	(0.8)
Effect of Exchange Rates	0.2	(0.1)	(0.1)	0.0	$0.5	$0.3	0.1	(0.9)
Cash and Equivalents, End	5.4	8.1	$2.3	$3.5	$2.5	$3.1	$2.1	$3.2

Current Assets (qtr end)	$31.0	$22.8	$15.2	$16.2	$18.7	$14.7	$10.9	$13.5
Current Liabilities (qtr end)	7.3	$5.7	$3.3	$4.4	$4.8	$4.3	$3.4	$4.4
Working Capital (qtr end)	$23.7	$17.1	$11.9	$11.8	$13.9	$10.4	$7.5	$9.1

Total Assets (qtr end)	$78.5	$70.5	$61.5	$61.9	$64.3	$59.3	$55.3	$58.0
Total Liabilities (qtr end)	14.4	$12.2	$9.9	$11.0	$11.2	$13.0	$12.2	$13.4
Total Equity (qtr end)	64.1	$58.3	$51.6	$50.9	$53.1	$46.3	$43.1	$44.6

1
The Company reports the cash cost per ounce of silver produced in accordance with guidance provided by the Gold Institute utilizing the by-product method. This method is widely reported in the silver mining industry as a benchmark for performance measurement. However, the method does not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under generally accepted accounting principles in Canada or the U.S.A.

2	Unaudited amounts as stated in unaudited interim financial statements. Impacts of restatements presented in the unaudited fourth quarter totals so that the full year reflects restatements.

Liquidity

As of December 31, 2010, the Company’s cash and equivalents totalled $5.4 million which was $2.9 million higher than the December 31, 2009 balance of $2.5 million.  Working capital improved by $9.8 million to $23.7 million as at December 31, 2010.  Current liabilities as at December 31, 2010 were $7.3 million which was $2.5 million higher than December 31, 2009.  The Company estimates that it requires about $8.0 million in working capital at expected production rates, far less than the $23.7 million it held at year end.  The Company’s liquidity has improved over the course of 2010 and continues to improve in the first part of 2011 as silver prices reach 30 year highs and costs remain consistent.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

In February 2009, the Company negotiated an inventory and receivable monetization facility with a precious metals trading and lending firm. This facility, which has a maximum potential usage of $5.0 million, greatly reduces the time between shipping concentrate inventories and receipt of payment for such inventories, thereby making the Company’s working capital more liquid. Please see the Company’s press release dated February 26, 2009 at: www.us-silver.com. This facility provides flexibility for the changes in cash needed to fund operations. The balance outstanding under the facility decreased from $0.7 million at December 31, 2009 was fully paid off such that no advances were outstanding at December 31, 2010.

In the short term, Management is extremely confident it has sufficient cash flow to fund its operations and development and exploration plans given cash on hand, expected production volumes in 2011, continued high commodity prices and the availability of revolving advances. (see Capital Resources).  In the longer term, as the Galena Mine is optimized and the outlook for silver prices remains positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

In 2010, the Company elected to record an unrealized loss through other comprehensive income for its investment in Atlas Precious Metals Inc.  While the potential for this investment to contain value in the future as properties are developed it was considered appropriate to reduce the carrying value of the investment until such value could be properly determined and verified.

All of the Company’s leased mineral properties, which it wishes to retain, are currently in good standing with work planned on those where it is required.  Some work commitments on non-core properties are in arrears at the date of this report but the leases remain in good standing with no short term requirement to fulfill these commitments.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and other assets, investments, restricted cash, revolving advances, accounts payable and accrued liabilities, derivative-related liabilities, and capital lease obligations.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.  The Company is not exposed to significant interest, currency, or credit risk arising from financial instruments.  The majority of the funds of the Company are held in accounts at major banks in Canada and the United States.  The Company has no exposure to asset-backed commercial paper and has incurred no losses or impairment due to such commercial paper.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See Note 9 in the audited 2010 Financial Statements).  Although both pension plans are under-funded, the Company intends to fund to the minimum levels required by applicable law, both the hourly and salary employee’s pension plans. The Company currently estimates total annual funding requirements for both pension plans to be approximately $1.0 million per year for each of the next 5 years.    Effective July 25, 2010 the Company modified the salaried employees’ pension plan and 401(k) plan in order to provide the Company with more alternatives to reduce future costs.   The changes to the salaried employees’ pension plan do not relieve the Company of its existing obligation to fund past service requirement earned by salaried employees through July 24, 2010.  There were no changes made to the hourly employees’ pension plan and 401(k) plan since these are negotiated in the collective bargaining agreement.  Please see Risk Factors for further information on the defined benefit pension plans, the funding obligations of the Company and the risks inherent in such matters.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Capital Resources

The Company currently has sufficient capital to fund its operations and complete all currently identified capital projects. The Company’s cash flow is dependent on delivery of its ore concentrate to two smelters in Canada.  The Company’s first smelter provider remits payment to the Company on the 27th day of the month following the month of delivery of the concentrate, with final settlement payments generally received within 90 days of the initial payment.  The second smelter provider remits payments twice per month, within 10 days of the delivery of a lot.  Two lots are shipped to this smelter each month, with the first lot consisting of the concentrate delivered between the 1st  and 15th  and the second lot consisting of the concentrate shipped between the 16th  and the last day of the month.  The Company has not had any problems collecting payments from smelters in a reliable and timely manner and expects no such difficulties in the foreseeable future.  However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons (see Risk Factors) including fluctuations in metal prices and concentrate shipment difficulties.   Additionally, unforeseen cessation in smelter provider capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $1.9 million in 2010 and $1.9 million for the same period of 2009.  The Company expects to spend $5.5 million in 2011.  All of these projects are dependent upon the Company maintaining a strong capital position.   The Company plans to continue an underground exploration plan utilizing diamond core drilling.   The planned program will consist of approximately 69,000 feet of drilling to upgrade the category of reserves and resources and to test for new mineable veins. This drilling program is expected to cost approximately $2.4 million in 2011.

The Company also has plans to redevelop the Coeur mine in 2011 for an estimated cost of $7 million. The current cash position and the cash generated from operations are expected to be sufficient to fund this project.

The following table sets out U.S. Silver’s contractual obligations as of December 31, 2010:

	Total	Less than 1 Yr	1-3 Years	4-5 Years	After 5 Years
Asset retirement obligation	$2,380,404	$--	$--	$--	$2,380,404
Capital leases	28,187	15,375	12,812	--	--
Derivative-related liabilities	3,639,213	3,639,213	--	--	--
Accounts payable and accrued liabilities	3,419,863	3,419,863
Other long term liabilities	265,373	--	--	--	265,373
Total	$9,733,040	$7,074,451	$12,812	$--	$2,645,777

1 -	All mining leases can be cancelled upon proper notice periods by the Company.
2 -
Mine Reclamation obligations are incurred at or near mine shutdown. The above estimate is based upon reclamation beginning in 2016. This obligation may be further extended as the estimated life of the mine increases.

3 -	Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Selected Annual Financial Information

Year Ended December 31, (Dollars in millions except per share amounts)	2010	2009
Revenues	$62.4	$45.9
Net income (loss)	3.6	6.8
Comprehensive income (loss)	2.7	6.2

Net income (loss) per common share – basic	$0.01	$0.03
Net income (loss) per common share – diluted	0.01	0.03

Cash flow – operating activities	$8.9	$2.4
Cash flow – financing activities	7.1	4.3
Cash flow – investing activities	(13.2)	(6.9)

Cash cost per silver ounce produced1	$13.50	$11.67

Ounces sold – silver	2,275,817	2,427,156
Pounds sold – copper	1,000,319	1,075,307
Pounds sold – lead	5,613,689	6,446,856

At December 31, (Dollars in millions except per share amounts)	2010	2009
Cash and cash equivalents	$5.4	$2.5
Receivables and related embedded derivatives	12.7	5.7
Investments	-	1.0
Inventory (concentrates and supplies)	5.8	6.0

Property, plant and equipment, net	6.7	6.7
Mining assets, net	40.6	36.8

Current assets	31.0	18.7
Current liabilities	7.3	4.9
Working capital	23.7	13.8

Total assets	78.5	64.3
Total liabilities	14.4	11.2

1.
The Company reports the cash cost per ounce of silver produced in accordance with guidance provided by the Gold Institute utilizing the by-product method.  This method is widely reported in the silver mining industry as a benchmark for performance measurement.  However, the method does not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under generally accepted accounting principles in Canada or the U.S.A.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Reserve and Resource Estimates

The tables below summarize the reserve and resource information as at December 31, 2010.   This is compared to the December 31, 2009 estimate.  There was a 3% increase in total proven and probable reserves (contained ounces) from December 2009 to December 2010.   The Company has released an estimate of reserves and resources in a NI 43-101 compliant Technical Report.   This report was independently prepared by Chlumsky, Armbrust & Meyer, LLC (CAM), a Denver based consulting firm.

December 2010 Estimate

Copper-Silver Ore	Tons	Ag Grade (oz/t)	Contained Ounces	% Cu
Proven & Probable Reserves	1,066,100	16.74	17,851,200	0.52%
Measured & Indicated Resources1	489,400	16.39	8,020,300	0.49%
Inferred Resource	480,000	18.68	8,965,400	0.56%

Lead-Silver Ore	Tons	Ag Grade (oz/t)	Contained Ounces	% Pb
Proven & Probable Reserves	549,600	7.38	4,057,200	7.79%
Measured & Indicated Resources1	71,200	10.14	721,700	10.14%
Inferred Resource	546,300	8.68	4,743,400	9.45%

1	Measured & Indicated Resources do not include Proven & Probable Reserves

December 2009 Estimate

Copper-Silver Ore	Tons	Ag Grade (oz/t)	Contained Ounces	% Cu
Proven & Probable Reserves	748,200	22.70	16,984,200	0.69%
Measured & Indicated Resources1	446,100	17.18	7,662,400	0.56%
Inferred Resource	556,900	19.24	10,715,700	0.57%

Lead-Silver Ore	Tons	Ag Grade (oz/t)	Contained Ounces	% Pb
Proven & Probable Reserves	516,900	9.06	4,681,500	9.66%
Measured & Indicated Resources1	78,800	10.48	825,900	10.62%
Inferred Resource	705,200	8.73	6,154,700	9.47%

1	Measured & Indicated Resources do not include Proven & Probable Reserves

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Transactions With Related Parties

As of the date of this report, the Company does not have any transactions with related parties to report.

Proposed Transactions

As of the date of this report, the Company is not currently a party to any proposed transaction.

Risk Factors

Metals Prices

The market price of silver and other metals is volatile.  If U.S. Silver experiences low silver, copper and lead prices it may result in decreased revenues and decreased net income or losses, and may negatively affect U.S. Silver’s business.  The majority of U.S. Silver’s revenue is derived from the sale of silver ore concentrate and by-products of copper and lead. Fluctuations in the prices of these commodities represent one of the most significant factors affecting U.S. Silver’s results of operations and profitability. The price of silver and other metals are affected by numerous factors beyond U.S. Silver’s control, including:

➢	levels of supply and demand,
➢	global or regional consumption patterns,
➢	sales by government holders,
➢	metal stock levels maintained by producers and others,
➢	increased production due to new mine developments,
➢	improved mining and production methods,
➢	speculative trading activities,
➢	inventory carrying costs,
➢	availability and costs of metal substitutes,
➢	international economic and political conditions,
➢	interest rates,
➢	currency values, and
➢	inflation.

London Silver Spot price average, in USD per ounce

2005	$7.31
2006	$11.57
2007	$13.39
2008	$14.49
2009	$14.65
2010	$20.19

The price of silver may decline in the future and recent activity has shown silver, lead and copper to be very volatile.  If the price of silver is depressed for a sustained period and net losses occur, U.S. Silver may be forced to suspend some or all of its mining until the price increases, and record asset impairment write-downs.  Any lost revenues, net losses or asset impairment write-downs would adversely affect U.S. Silver’s results of operations.  As a producer with costs higher than its peers, U.S. Silver faces a greater impact during periods of low prices.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Ore Reserves and Development

The estimation of ore reserves is imprecise and depends upon subjective factors. Estimated ore reserves may not be realized in actual production. U.S. Silver’s operating results may be negatively affected by inaccurate estimates. The ore reserve figures presented in U.S. Silver’s financial statements are estimates made by U.S. Silver’s technical personnel. Reserve estimates are a function of geological and engineering analyses that require U.S. Silver to make assumptions about production costs and the market price of silver. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience.

Assumptions about market prices of silver and other metals are subject to great uncertainty as those prices have fluctuated widely in the past.  Declines in the market price of silver and other metals may render reserves containing relatively lower grades of ore uneconomic to extract, and the Company may be required to reduce reserve estimates, discontinue development or mining at one or more of U.S. Silver’s properties, or write down assets as impaired.  Should U.S. Silver encounter mineralization or geologic formations at any of its mines different from those predicted adjustments of reserve estimates may occur which could alter mining plans.   Either of these alternatives may adversely affect U.S. Silver’s actual production and operating results.

Significant investment risks and operational costs are associated with U.S. Silver’s exploration, development and mining activities.  These risks and costs may result in lower economic returns and may have a material adverse effect on U.S. Silver’s business.

U.S. Silver’s ability to sustain or increase present production levels depends in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations.  Mineral exploration, particularly for silver, involves many risks and is frequently unproductive.  If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change.   Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining.  The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates, capital and operating costs of such development projects, and metals prices.  Development projects are also subject to the completion of positive feasibility studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to U.S. Silver.

U.S. Silver’s production of silver may decline due to a wide range of unpredictable operating problems including seismic events, weather related problems, or equipment failures, reducing revenues and having a material adverse effect on its operating results.

U.S. Silver’s future silver production may decline as a result of an exhaustion of reserves and possible closure of work areas.  It is U.S. Silver’s business strategy to conduct silver exploratory activities at U.S. Silver’s existing mining operations as well as at new exploratory projects, and to acquire silver mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future.   However, the Company can provide no assurance that its future silver production will not decline.   Accordingly, U.S. Silver’s revenues from the sale of silver may decline, which may have a material adverse effect on its results of operations.

General Risks of Mining Operations

There are significant hazards associated with U.S. Silver’s mining activities, not all of which are fully covered by insurance.   To the extent U.S. Silver must pay the costs associated with such risks, U.S. Silver’s business may be negatively affected.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

The mining business is subject to risks and hazards, including environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write downs, monetary losses and possible legal liability. Although U.S. Silver maintains insurance in an amount that U.S. Silver considers to be adequate, liabilities might exceed policy limits, in which event U.S. Silver could incur significant costs that could have a material adverse effect on U.S. Silver’s results of operations. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to us or to other companies in the industry. The realization of any significant liabilities in connection with U.S. Silver’s mining activities as described above could negatively affect U.S. Silver’s results of operations.

Government Regulation and Environmental Compliance

U.S. Silver is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on U.S. Silver’s business.

U.S.  Silver’s  mining  activities  are  subject  to  extensive  federal,  state,  local  and  foreign  laws  and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards, occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to U.S. Silver’s business.   Although these laws and regulations have never required U.S. Silver to close any mine, the costs associated with compliance with such laws and regulations could be substantial.  Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of U.S. Silver’s operations and delays in the development of U.S. Silver’s properties.  Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of U.S. Silver’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions.  Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in U.S. Silver’s operations.  Although U.S. Silver believes it is in substantial compliance with applicable laws and regulations, U.S. Silver can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on U.S. Silver’s business, financial condition or results of operations.

Some of U.S. Silver’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (“EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (“RCRA”). If the EPA designates these wastes as hazardous under RCRA, U.S. Silver would be required to expend additional amounts on the handling of such wastes and to make significant expenditures to construct hazardous waste disposal facilities. In addition, if any of these wastes cause contamination in or damage to the environment at a mining facility, such facility may be designated as a “Superfund” site under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”). Under CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial cleanup action or to pay for government cleanup efforts. Additional regulations or requirements are also imposed upon U.S. Silver’s tailings and waste disposal areas in Idaho under the federal Clean Water Act (“CWA”). Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho. Compliance with CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on U.S. Silver’s operations.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

In the context of environmental permits, including the approval of reclamation plans, U.S. Silver must comply with standards and regulations, which entail significant costs and can entail significant delays. Such costs and delays could have a material adverse impact on U.S. Silver’s operations.

In the ordinary course of business, U.S. Silver is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations.  Obtaining or renewing the necessary governmental permits is a  complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings.  The duration and success of U.S. Silver’s efforts to obtain or renew permits are contingent upon many variables not within U.S. Silver’s control including the interpretation of applicable requirements implemented by the permitting authority.   U.S. Silver may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what U.S. Silver believes it can recover from the property once in production.  Any unexpected delays or  costs associated with the permitting process could delay the development or  impede the operation of a mine, which could have a material adverse effect on U.S. Silver’s operations and profitability.

Employee Recruitment, Retention, Pension Funding and Labour Relations

Recruiting and retaining qualified personnel is critical to U.S. Silver’s success.  The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As U.S. Silver’s business activity grows, U.S. Silver will require additional key executive, financial, operational, administrative and mining personnel. Although U.S. Silver believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success.  If U.S. Silver is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on U.S. Silver’s results of operations and profitability.

U.S. Silver could experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations.  The current collective bargaining agreement with the Galena workforce expired on March 1, 2011 but the agreement has been extended while negotiations continue.

The sharp declines of 2008 and early 2009 in the equity   markets and other financial impacts have affected the  Company’s costs and liquidity through increased requirements to  fund the Company’s defined benefit pension plans for its employees.   Although it is expected that financial markets will recover in the future and have recovered during 2009 and the first half of 2010, thereby reducing future pension funding requirements, there can be no assurance that such recovery and reduced funding requirements will continue within the foreseeable future. Furthermore, although the pension funding requirements are calculated by professional actuaries, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not further increase pension funding requirements.   The Company intends to continue funding, at least up to the minimum level required by relevant law, the pension plan for hourly and salaried employees of the Company.   Effective July 25, 2010 the Company modified the salaried employees’ pension plan and 401(k) plan in order to provide the Company with more alternatives to reduce future costs.  The changes to the salaried employees’ pension plan do not relieve the Company of its existing obligation to fund past service requirement earned by salaried employees through July 24, 2010. There were no changes made to the hourly employees’ pension plan and 401(k) plan since these are negotiated in the collective bargaining agreement.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Mining Property and Title Risks

Third parties may dispute U.S. Silver’s unpatented mining claims, which could result in losses affecting U.S. Silver’s business. All U.S. Silver’s current mining activities are on patented mining claims.

The validity of unpatented mining claims, which constitute a significant portion of U.S. Silver’s property holdings in Idaho, is often uncertain and may be contested. Although U.S. Silver has attempted to acquire satisfactory title to undeveloped properties, U.S. Silver, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property.  As a result, some titles, particularly titles to undeveloped properties, may be defective.   Defective title to any of U.S. Silver’s mining claims could result in litigation, insurance claims and potential losses affecting U.S. Silver’s business.

The validity of mining or exploration titles or claims, which constitute most of U.S. Silver’s property holdings, can be uncertain and may be contested.  U.S. Silver has used its reasonable commercial efforts to investigate its title or claims to its various properties and, to the best of its knowledge, except where U.S. Silver has noted otherwise, those titles or claims are in good standing. However no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties.

U.S. Silver has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt.  U.S. Silver’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Competition

Competition in the mining sector is intense.  Mines have limited lives and as a result, U.S. Silver may in the future seek to replace and expand its reserves through the acquisition of new properties.  In addition, there is a limited supply of desirable mineral lands available in areas where U.S. Silver would consider conducting exploration and/or production activities.   Because U.S. Silver faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, U.S.  Silver  may  be  unable  to  acquire  attractive  new  mining  properties on  terms  that  it  considers acceptable.  Competition in the mining business for limited sources of capital could adversely affect U.S. Silver’s ability to acquire and develop suitable silver mines, silver development projects, silver producing companies or properties having significant exploration potential.  As a result, there can be no assurance that U.S. Silver’s acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Foreign Exchange Rate Fluctuations

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which U.S. Silver’s products are sold) against the Canadian dollar (used to pay certain corporate costs), could have an effect on U.S. Silver’s results of operations.   U.S. Silver may engage in hedging activities in connection with foreign currency requirements in order to minimize the effect of the strengthening of foreign currencies on U.S. Silver’s operating results.

Financing Risks

U.S. Silver has limited financial resources, has limited sources of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its  projects or to fulfill its obligations under applicable agreements.  There can be no assurances that the Company will be able to obtain adequate funding in the future or that the terms of such financing will be favourable.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and the development of its projects and the possible loss of such properties.   The Company has a limited history of earnings, has never paid a dividend and does not anticipate paying dividends in the near future.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to establish accounting policies and to  make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and estimates are discussed in Note 2 of the Audited Financial Statements, which are incorporated by reference and can be found on the regulator’s web site at www.sedar.com. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and estimates have been identified as being critical:

●	Carrying Values of Property, Plant and Equipment and Mining Assets
●	Depletion of Mining Assets
●	Asset Retirement Obligations
●	Income Taxes
●	Stock-based Compensation

Carrying Values of Property, Plant and Equipment and Mining Assets

The Company reviews and evaluates its mining assets for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets.  Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs.   Undiscounted future cash flows for exploration stage mineral properties, when reasonably estimable, are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties.  If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

Depletion of Mining Assets

Net mining assets comprised approximately 52% of the Company’s total assets at December 31, 2010 and December 31, 2009.  As such, the depletion of these assets has a significant effect on the Company’s financial statements.   Upon the commencement of commercial production, depletion is calculated for mining assets associated with property in commercial production on the unit-of-production basis using estimated proven and probable reserves.   Additionally, plant and equipment used in the mine are depreciated, following the commencement of commercial production, over their expected economic lives using the unit-of-production method.  Capital projects in progress are not depreciated until the underlying capital assets have been put into production.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves.  The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions.  The estimates of the reserves may change, based on additionally knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production.   A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.   The December 31, 2010 assessment of mineral reserves resulted in an increase in proven and probable reserves which resulted in an increase to the total remaining units used in the units-of-production calculation commencing January 1, 2011.

Asset Retirement Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company using mine closure plans and other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities.  Since the obligations are dependent on the laws and regulations of the country in which the mine operates, the requirements could change resulting from amendments to those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.  Initially, a liability for an asset retirement obligation is recorded at its fair value in the period in which it is incurred.  Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit-of-production method.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Since the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments.  The liability is accreted over time to that amount ultimately payable through periodic charges to earnings. The undiscounted amount of the estimated cash flows required to settle the Company’s estimated obligations is discounted using a credit adjusted risk free rate of 10%.  The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out.  Actual costs incurred in future periods could differ materially from the discounted future value estimated by the Company at December 31, 2010.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date.  Future income tax assets also result from unused loss carry-forwards and other deductions.  The valuation of future income tax assets is reviewed at least annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax  payable requires  management to  exercise judgment and  to  make  assumptions about  the  future  performance of the Company.   Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Stock-based Compensation

The Company uses the Black-Scholes Option Pricing Model.  Option pricing models require the input of subjective assumptions including the expected price volatility, interest rates and expected life of the option graned.  Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide an accurate single measure of the actual fair value of the Company’s stock options granted during the year.

Changes in Accounting Policies

The Company would like to direct readers to its Audited Financial Statements, which are incorporated by reference and can be found on the regulator’s web site at www.sedar.com.

Financial Instruments and Other Instruments

The Company has in the past entered into financial instruments with a number of financial institutions in order to hedge underlying revenue and fair value exposures arising from certain commodity prices. Financial instruments which subject the Company to market risk consist primarily of derivative contracts for base metals and, potentially, certain precious metals.  During the first quarter of 2009, the Company began to utilize an inventory and receivable monetization facility described in the Press Release dated February 26, 2009 (the “Facility”).  The Facility includes the sale of the silver contained in the inventory and the partial monetization of receivables via the Facility.   These sales of silver, conducted with the Facility counterparty, lock in the prices of most, but not necessarily all, of the silver in the silver-copper concentrate that is shipped to the smelter, usually for periods not exceeding two months into the future. Hence, the forward sale of silver does not normally exceed three months and is tied to financing activity under the Facility.  The Company has locked in the price of a portion of its 2011 production at a price of $27.50 at the rate of 41,667 ounces of silver per month, whether or not funds are utilized under the facility.

The Company’s risk management policy attempts to mitigate the risks associated with fluctuating metal prices in only the very short term future via the use of both exchange-traded and over-the-counter swaps and forward contracts on metals and, from time to time, foreign exchange (“FX”). These products are intended to give short-term hedges for net revenues from mining operations. These instruments are straightforward contracts and involve limited complexity. The Company can be exposed to credit risk in the event of non-performance by counterparties in connection with these hedging contracts. The Company does not obtain any security to support financial instruments subject to credit risk, but mitigates the risk by dealing with a diverse group of creditworthy counterparties and, accordingly, does not anticipate loss for non-performance by counterparties. The Company continually monitors the market risk of its hedging activities, both to ensure that the hedging activities continue to provide the intended metal and FX price risk mitigation, and to monitor the amount of liquid assets the hedge contracts utilized in the form of interest-earning margin deposits held with the counterparty.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote.  As at December 31, 2010, there were 286,643,329 common shares issued  and  outstanding.    As  at  the  date  of  this  Management Discussion and  Analysis, there  were 292,644,207 common shares issued and outstanding.   In addition, the Company shall issue common shares upon the conversion, exercise or exchange of options and warrants that are issued.

The following table summarizes the weighted average exercise price and the weighted average remaining contractual life of the options outstanding and exercisable at December 31, 2010:

			Outstanding		Exercisable
Exercise Price CA$	Options Outstanding	Expiry Date	Weighted Average Remaining Life (Years)	Weighted Average Price CA$	Options Exercisable	Weighted Average Price CA$
$0.10	1,090,000	Nov. 2013	2.9	0.1	1,090,000	$0.10
0.13	25,000	Feb. 2014	3.1	0.13	25,000	0.13
0.13	2,675,000	Oct. 2014	3.8	0.13	891,653	0.13
0.13	2,000,000	Jul-14	3.5	0.13	2,000,000	0.13
0.14	400,000	Mar. 2014	3.2	0.14	400,000	0.14
0.15	1,500,000	Feb. 2014	3.1	0.15	1,000,000	0.15
0.18	200,000	Dec. 2014	4	0.18	200,000	0.18
0.225	5,698,760	Jun-15	4.5	0.225	1,519,576	0.225
0.235	33,334	Aug. 2015	4.6	0.235	0	0.235
0.4	2,341,975	Dec.2011	1	0.4	2,341,975	0.4
0.4	350,000	Jul. 2013	2.5	0.4	350,000	0.4
0.73	660,000	Aug. 2012	1.6	0.73	660,000	0.73
0.75	300,000	Mar. 2012	1.2	0.75	300,000	0.75
0.79	200,000	Mar. 2013	2.2	0.79	200,000	0.79
0.81	780,000	Nov. 2012	1.9	0.81	780,000	0.81
1.19	1,000,000	Apr. 2012	1.3	1.19	1,000,000	1.19
	19,254,069				12,758,204

The following table summarizes the warrants issued and outstanding at December 31, 2010:
Number of Warrants	Exercise Price (CA$)	Warrant Type	Issuance Date	Expiry Date	Fair Value
13,695,250	0.155	Investors	July 2009	July 16, 2014	$374,173
707,710	0.160	Broker Unit (1)	July 2009	July 16, 2011	17,326
353,886	0.155	Broker (1)	July 2009	July 16, 2014	15,035
13,282,500	0.350	Investor (2)	Sept. 2010	Sept. 29, 2012	1,500,922
1,593,900	0.260	Broker (2)	Sept. 2010	Sept. 29, 2012	263,471
29,633,246					$2,170,927

1
Each two Broker Units, if and when exercised by the Unit holder, allow the holder to purchase two common shares at CA$0.16 per share and also entitles the Unit holder to one new Broker Warrant exercisable for one common share at CA$0.155 until July 16, 2014.

2	Subsequent to June 29, 2011, the Corporation has the right upon 30 days notice, should the common shares close at or above $0.45 for 20 consecutive trading days, to call these warrants.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”), the Chair of the Audit Committee and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. As of April 28, 2011, the Company’s management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and has concluded that such controls and procedures are effective.

In connection with the preparation of management discussion and analysis, our management, including our CEO and CFO, has evaluated the effectiveness of the disclosure controls and procedures as they related  to  the  preparation of  the  financial  statements for  the  year  ended  December 31,  2010.    In connection with the preparation of those financial statements, we recorded a small number of adjusting entries.  As a result, we have concluded that our disclosure controls and procedures were effective as of December 31, 2010.  Although we have concluded that our internal control process is effective, in the course of ordinary business we do make changes to our internal control process and also in our disclosure controls and procedures:

●
We will continue to expand our systems and control procedures surrounding financial reporting by developing enhanced accounting procedures and instituting quarterly reviews of the financial statements by the members of the Audit Committee, CEO, CFO and Controller.

●	Our Audit Committee and Management continues with an enhanced oversight from the Audit Committee and management by approving and overseeing the application of complex accounting policies.
●
We have an experienced Chief Financial Officer at our Toronto, Ontario corporate office, joined by an experienced Director and Audit Committee Chair to review, and strengthen the controls, procedures and documentation thereof.   The CFO and Chair are conversant with applicable regulatory requirements and Canadian GAAP reporting requirements and provide an additional level of review required of reporting documents. Additionally, the bookkeeping functions of both the parent company in Canada and its US holding company subsidiary have been consolidated in the Toronto office

●
Increasing complexity relating to the accounting for income taxes has led management and the Audit Committee to conclude that the assistance of outside expertise, independent from the Company’s external auditors will be engaged to assist with this work

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

International Financial Reporting Standards

In 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises, effective for the interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will adopt IFRS for its year beginning January 1, 2011. The adoption date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010, reconciliation from equity under Canadian GAAP to IFRS at the date of transition (January 1, 2010) and reconciliation from profit and loss under Canadian GAAP to IFRS for the prior year comparable quarter and year to date for 2010.

Project Update

The changeover to IFRS from Canadian GAAP is a significant undertaking, and as a result, the Company has established a dedicated IFRS changeover resource to lead this process.  The audit committee of the Company is kept informed of management’s decisions on accounting policy choices under IFRS, project status and IFRS developments. The Company completed a work plan for the design and implementation phases of the project which are underway.

Key activities that have commenced and will continue in 2011 include:

●
Revision of accounting policies – The project lead is in the process of drafting accounting papers to document IFRS policy decisions made. These accounting position papers will serve to document the Company’s new accounting policies, procedures and changes in controls.

●	Preparation of draft IFRS financial statements templates, disclosures and related decisions – This activity has not yet commenced and is scheduled for execution and completion by Q1 of 2011.
●
Dual  reporting —  Management has  determined that  changes to  existing financial reporting systems are not required to handle the 2010 dual reporting period.   IFRS adjustments for the comparative quarters will not be numerous or overly complex.   As a temporary solution, comparative 2010 interim and annual consolidated financial statements and disclosure data are being compiled using end user computing tools.   The project will cut over to the Company’s existing financial systems effective January 1, 2011. At that time new accounts required for IFRS will be opened in the charts of accounts and the 2010 IFRS adjustments to opening balances will be made.

●	People — All personnel impacted by the IFRS changeover will receive training appropriate to their role on some or all of the following:
o	IFRS technical topics
o	New accounting and reporting procedures
o	Changes in processes and controls
●	Communication programs – The project lead regularly communicates project status and significant impacts of transition to affected parties.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Impact of IFRS on the 2011 Consolidated Financial Statements

The Company has identified the following significant differences between its current accounting policies and those required or expected to apply in preparing IFRS consolidated financial statements  This list is not meant to be comprehensive but reflects the differences management has determined to be the most relevant at this time.

Standards	IFRS accounting differences	Preliminary findings
Mineral assets (Included in IFRS 6, IAS 16 and IAS 38)
Under IFRS a distinction is made between tangible and intangible assets such as mining concession rights and other licenses. Such assets are not separately presented but are included as asset classes under property, plant and equipment and intangible assets.
The Company has determined that this change will likely result in certain reclassifications between mining assets and intangible assets. The net impact is currently being assessed by the Company.

Property, plant and equipment (PPE) (IAS 16)
After initial recognition, there is the option to measure PPE using the cost model or the revaluation model under IAS 16.

IAS 16 is more explicit in how to separately account for the significant parts of an asset and about the treatment of costs incurred subsequently to add to, replace part of, or service an item.

The Company will continue to use the cost model. There is no impact on the consolidated financial statements.

The Company is currently assessing will need to be re-componentized as of the transition date. The net impact is not known at this time.

Impairment of assets (IAS 36)
IAS 36 does not include a separate “trigger” for recognizing impairment losses based on an assessment of undiscounted cash flows. Instead a single-step impairment testing of assets at the independent cash generating unit (CGU) level will be required. In addition, future cash flows used to determine the value of assets for impairment testing are discounted.

Impairments are likely to occur more often under IFRS as the undiscounted cash flow assessment is removed and assets are assessed directly at their recoverable amount (fair value).
The Company has determined that there is one CGU as the unique features of the 3 mines is the sharing of exiting underground access. Management is currently assessing the impact of this fact.

Decommissioning liability (asset retirement obligation) (IAS37)
IAS 37 requires the use of management’s best estimate of the enterprise’s cash outflows, rather than fair value measurement on initial recognition, and requires the use of current interest rates in each estimate. Present value should be used only where the effect of the time value of money is material.

The Company has determined that this change will likely increase the decommissioning liability. There will be a corresponding increase in PPE (mine assets). The net impact is currently being assessed by the Company.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Earnings per share (EPS) (IAS 33)
IAS 33 has a different method for calculating the number of incremental shares to be included in determining year-to-date EPS. Dilution under IAS 33 is a reduction in earnings per share or an increase in loss per share resulting from the assumption that convertible instruments are converted, options or warrants are exercised, or ordinary shares are issued upon the satisfaction of specified conditions. The treasury stock method is not used.

As the treasury stock method assumes that only “in the money” option proceeds are used to purchase registered shares of the Company at the average market price during the year, the number of shares used to compute diluted EPS will be greater; all incremental shares will be included.

The Company has determined that this change in measurement will slightly increase the dilution of EPS. The net impact is currently being assessed by the Company.

Income taxes (IAS 12)
Although the broad principles are the same, there are numerous specific differences under IAS 12. In addition the tax aspects of each accounting policy choice and requirement as well as each IFRS 1 election set out below will need to be considered.
The net impact is currently being assessed by the Company.

The Company has assessed other relevant standards, including, but not limited to, IAS 18 Revenue, IAS 23 Borrowing Costs, IAS 24 Related Party Disclosures, IAS 27 Consolidated and Separate Financial Statements, IFRS 2 Share-based Payments, IFRS 3 Business Combinations and a group of standards covering Financial Instruments, IAS 32, IAS 39 and IFRS 7.

The Company has also chosen certain exemptions from the retrospective applications of IFRS at the transition date that are provided by IFRS 1.  The selections that are relevant to the Company are set out in the following table. The Company’s current intentions are also indicated.

Optional exemption	Company’s election
Business combinations
A first time adopter may elect not to retrospectively restate any business combinations prior to the date of transition (i.e. prospective application of IFRS 3). For many Canadian entities that have completed acquisitions since inception electing to apply this exemption may save a lot of time, costs and resources.
The Company intends to use this exemption.

Share-based payment transactions
A first time adopter is encouraged but not required to retrospectively apply IFRS 2 to equity instruments (equity settled transactions) granted on or before November 7, 2002. Similarly, a first time adopter is encouraged but not required to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and that vested before the date of transition to IFRS.
The Company intends to use this exemption.

Fair value or revaluation as deemed cost
This exemption allows the Company to initially measure an item of Property, Plant or Equipment on transition to IFRS at fair value or a previous valuation under Canadian GAAP.
The Company may selectively apply this exemption when historical information is not available for specific assets.

U.S. Silver Corporation	Management Discussion and Analysis
Year Ended December 31, 2010

Optional exemption	Company’s election
Cumulative translation differences
A first time adopter is permitted to reset the cumulative translation differences to zero by recognizing the full amount in the retained earnings of the opening balance sheet. This exemption allows entities to avoid the adjustments to the balance which would be required as a result of the IFRS transition adjustments of foreign operations.
The Company intends to use this exemption.

Decommissioning liabilities included in the cost of property, plant and equipment
An entity may elect not to apply the requirements of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities retrospectively in determining the IFRS carrying amount of the assets to which the decommissioning liabilities relate. Adopting this option would provide relief because the Company will not have to attempt to determine when and how the changes in estimates arose. Instead, it will have to recalculate the liability in accordance with IFRS at the transition date and then adjust the cost of the asset and accumulated depreciation.
The Company intends to use this exemption.

Borrowing costs
This exemption allows the Company to adopt IAS 23, which requires the capitalization of borrowing costs on all qualifying assets, prospectively from the date of the opening IFRS balance sheet.
The Company intends to use this exemption.

The IFRS accounting differences, preliminary findings concerning accounting policies and the IFRS 1 selections set out above are based on current IFRS which are subject to change.   The Company’s reporting under IFRS in 2011 will be based on the standards effective for that year.  Accordingly, the Company continues to monitor standards development by the International Accounting Standards Board and the AcSB.